FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              For February 4, 2003

                        Commission File Number: 000-30932

                                    REGUS PLC

                 (Translation of registrant's name into English)

                              3000 Hillswood Drive
                                Chertsey KT16 0RS
                                     England

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F     X         Form 40-F
                               _____                 _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                     No   X
                        _____                 _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                    REGUS PLC


                                INDEX TO EXHIBITS


Item
1.            Notification of Major Interests in Shares dated January 6, 2003
2.            Notification of Major Interests in Shares dated January 6, 2003
3.            Notification of Major Interests in Shares dated January 8, 2003
4.            Notification of Major Interests in Shares dated January 17, 2003

                                   Signatures


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 4, 2003
                                                 REGUS PLC.


                                                 By: /s/Stephen Stamp
                                                     ----------------
                                                 Name: Stephen Stamp
                                                 Title: Group Finance Director

                                     ITEM 1


                   NOTIFICATION OF MAJOR INTERESTS IN SHARES




LETTER TO COMPANY ANNOUNCEMENTS OFFICE


Substantial Shareholdings           Regus plc

On 6 January 2003 we received notification in accordance with the Companies Act of the following:

Indigo Capital, LLC ("Indigo") have acquired an interest in a further 6,000,000 shares of Regus plc resulting in a total holding of 88,000,000 shares, being 15.11% of the issued share capital of Regus plc.


Notes:

The total issued share capital of Regus plc is 582,193,517 Ordinary Shares of 5 pence each.


Name of contact and telephone number for queries

Stephen Jolly
Group Communications Advisor
Telephone: 01932 895138

Date of notification: 6 January 2003

                                     ITEM 2


                    NOTIFICATION OF MAJOR INTERESTS IN SHARES




LETTER TO COMPANY ANNOUNCEMENTS OFFICE


Substantial Shareholdings           Regus plc

On 6 January 2003 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe ("Cantor") has acquired an interest in a further 11,350,000 shares of Regus plc, making a total holding of 76,750,000 being 13.18% of the issued share capital of Regus plc.


Notes:

The total issued share capital of Regus plc is 582,193,517 Ordinary Shares of 5 pence each.


Name of contact and telephone number for queries

Stephen Jolly
Group Communications Adviser
Telephone: 01932 895138

Date of notification: 6 January 2003

                                     ITEM 3


                    NOTIFICATION OF MAJOR INTERESTS IN SHARES




LETTER TO COMPANY ANNOUNCEMENTS OFFICE


Substantial Shareholdings           Regus plc

On 8 January 2003 we received notification in accordance with the Companies Act of the following:

On 6 and 7 January 2003 Indigo Capital, LLC ("Indigo") decreased its interest in Regus plc by a total of 13,500,000 shares resulting in a total holding of 74,500,000 shares, being 12.79% of the issued share capital of Regus plc.


Notes:

The total issued share capital of Regus plc is 582,193,517 Ordinary Shares of 5 pence each.


Name of contact and telephone number for queries

Stephen Jolly
Group Communications Advisor
Telephone: 01932 895138

Date of notification: 8 January 2003

                                     ITEM 4


                    NOTIFICATION OF MAJOR INTERESTS IN SHARES




LETTER TO COMPANY ANNOUNCEMENTS OFFICE


Substantial Shareholdings           Regus plc

On 17 January 2003 we received notification in accordance with the Companies Act (the "Act") of the following:

Indigo Capital, LLC ("Indigo") and Cantor Fitzgerald Europe ("Cantor") are each a party to an agreement to which section 204 of the Act applies relating to the acquisition of interests in the shares of Regus plc (the "Company").

Pursuant to this agreement each of the parties is interested for the purposes of sections 198 to 202 of the Act and/or by virtue of sections 204 and 205 of the Act in 74,350,000 shares in the Company, being 12.77% of the issued share capital of the Company.

The registered holder of these shares is Cantor.

Robert Bonnier, a managing partner of Indigo, is the beneficial owner of 545,000 shares and he in turn holds these shares beneficially for Indigo. These shares are registered as follows:

Strand Nominees Limited             500,000
E*Trade (UK) Limited                 45,000


Notes:

The total issued share capital of Regus plc is 582,223,584 Ordinary Shares of 5 pence each.


Name of contact and telephone number for queries

Stephen Jolly
Group Communications Advisor
Telephone: 01932 895138

Date of notification: 20 January 2003